GOODBODY SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

Kevin Kennedy
NOTARY PUBLIC - COMMISSIONED FOR LIFE
Address: 35 Molesworth Street, Dublin 2
Tel: 00 353 1 678 5122
Email: kevin.kennedy@mileyandmiley.ie
Website www.mileyandmiley.ie
For the County and City of Dublin and Counties of Kildare, Wicklow and Meath

I certify that the within document has been produced to me this day and represented as being the original.

Dated this 27 day of February 2025

Kevin Kennedy
Notary Public

TABLE OF CONTENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66955

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING_____01/01/2024 AND ENDING_____12/31/2024_____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Goodbody Securities Incorporated
TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9 – 12 Dawson St, Dublin 2, D02 YX99

	(No. and Street)	
		Ireland
Dublin	Dublin 4	
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ian Huggard +353 1 6419243   ian.huggard@goodbody.ie

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco, Sciaccotta, Wilkens & Dunleavy, LLP

                             (Name – if individual, state last, first, middle name)

			60423
20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	
(Address)	(City)	(State)	(Zip Code)
			5376

12/21/2010

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian Huggard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Goodbody Securities, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Director

_____
Notary Public



> **Kevin Kennedy**
> NOTARY PUBLIC - COMMISSIONED FOR LIFE
> Address: 35 Molesworth Street, Dublin 2
> Tel: 00 353 1 678 5122
> Email: kevin.kennedy@mileyandmiley.ie
> Website www.mileyandmiley.ie
> For the County and City of Dublin and Counties of
> Kildare, Wicklow and Meath

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Goodbody Securities Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Goodbody Securities Incorporated's auditor since 2012.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 19, 2025

Goodbody Securities Incorporated

STATEMENT OF FINANCIAL CONDITION

As of 31st December 2024

	$
Assets	
Cash and cash equivalents	2,432,488
Receivables from customers	60,930
Prepayments	9,537
Income taxes receivable	5,468
Receivable from affiliates	43,132
Total Assets	**2,551,555**
Liabilities	
Fail to receive	60,930
Accounts payable and other accrued expenses	42,300
Taxes payable	50
Total Liabilities	**103,280**
Stockholder's Equity	
Common stock, par value $0.01. Authorized 3,000 shares issued and outstanding 1 share at $0.01 per share	-
Additional paid in capital	2,057,000
Retained earnings	391,275
Total stockholder's equity	**2,448,275**
Total Liabilities and Stockholder's Equity	**2,551,555**

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements December 31st, 2024

1. General Information and Summary of Significant Accounting Policies

(a) The Company

Goodbody Securities Incorporated (the "Company") was incorporated on 4th March, 2005. On 27th January 2023 FINRA approved a proposed changed in the Company's ownership structure, whereby following a reorganisation of the AIB Group structure that GBS would become the direct owner of the Company. The reorganization was executed on 1 March 2023 and does not result in any changes to the Firm's existing business activities and there is no capital or financial impact.

As of December 31st 2024, the Company was a wholly owned subsidiary of Goodbody Stockbrokers UC ("GBS"). GBS is a wholly owned subsidiary of Allied Irish Banks p.l.c.

The Company is a U.S. registered broker-dealer with an office in Dublin, Ireland. GSI trades exclusively in non-US equity securities with institutional investors. The company also distributes third-party research created by Goodbody Stockbrokers ("GBS"), its Irish affiliate, to US investors.

On 24th January, 2006 the Financial Industry Regulatory Authority (FINRA) approved the application of Goodbody Securities Incorporated for membership of FINRA and as such the Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

(b) Basis of Preparation

These Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Service income is earned from an agreement with GBS whereby the Company acts as an introducing intermediary broker-dealer in transactions between GBS and its US counterparties. The Company believes the performance obligation for providing this service is satisfied on a monthly basis for as long as the Company remains a registered broker-dealer in good standing.

At the request of any of its major US institutional customers or agents of its major US institutional customers, GBS may invoice the customer or agent for the distribution of its research reports. Any payments that are received by GBS will be at the discretion of the client. In the event that payments are received, GBS will pay 10% of these receipts to GSI to the extent that GSI shall earn a minimum annual fee of $20,000 for facilitating the distribution of research reports. All GBS payments to GSI will be made quarterly in arrears.

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue recognition is determined through the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers includes service fee income from service arrangement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Notes to Financial Statements December 31st, 2024

1. **General Information and Summary of Significant Accounting Policies (continued)**

   (d) Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (e) Fair Value of Financial Assets and Liabilities

   All of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, accounts receivable customer, fail to receive and accrued expenses.

2. **Income Taxes**

   Provision for income taxes for the year ended December 31st, 2024 includes the following amounts (the Company reports under the accrual method for tax purposes):

	$
Current Taxes	
Federal	1,476
Rep Of Ireland	4,467
City	25
State	25
Total Current	5,993
Deferred Tax	0
Total provision for income taxes	5,993

   The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses for financial reporting purposes that are not deductible for tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   A valuation allowance for deferred tax assets was not considered necessary at December 31st, 2024. Management believes it is more likely than not that the Company will fully realize the total deferred income tax asset as of December 31, 2024, based upon its expected future levels of taxable income. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2020.

3. **Cash and Cash equivalents**

   The Company considers all highly liquid instruments with original maturities of 3 months or less at the date of purchase to be cash equivalents.

Notes to Financial Statements December 31st, 2024

4. Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital as defined. At December 31st, 2024, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $2,390,138 which was $2,140,138 in excess of its required net capital of $250,000.

5. Related party transactions

GBS charges a fee for corporate administrative services. Service fee income is charged to GBS. For the year ended December 31, 2024, corporate administrative expenses and service fee income were $220,078 and $328,880 respectively. The Company has an agreement with GBS to facilitate the distribution of third-party research produced by GBS. The Company receives a fee from GBS for providing this service. For the year ended December 31st, 2024, total fee income from GBS was $15,000.

At December 31st 2024, the Company had a net receivable from GBS of $43,132.

6. Commitments and Contingencies

There were no commitments or contingencies at the year end.

7. Risk and Uncertainties

Customer Transactions
In the normal course of business, the Company effects transactions on behalf of customers on delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31,2024, there were three failed trade.

Off-Balance Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfil its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfil its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2024 settled with no resultant loss being incurred by the Company.

Concentration of Credit Risk
Cash consists of cash deposits held in an account at a financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and continually monitors the credit risk of financial institutions where funds are held.

8. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including where the Company acts as an introducing intermediary broker-dealer in transactions between GBS and its US counterparties as well as distributing independent third-party research produced by GBS to the Company's US institutional clients. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9. **Subsequent Events**

The Company has evaluated subsequent events occurring after the statement of financial condition date December 31, 2024, through to the date these financial statements were issued. Based on this evaluation, with the exception of the following event, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.

The Directors agreed that it was appropriate to close the NYCB account. The NYCB account was therefore closed effective from 17th January 2025. A new bank account was opened with Bank of Ireland during 2024 and this acts as the main bank account for the Company's operations. A Fixed Term Deposit account was also opened with Bank of Ireland effective from 31st January 2025.